UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

Vaxart, Inc.

2.	Name of Person Relying on Exemption:

Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”)

3.	Address of Person Relying on Exemption:

Concerned Vaxart Stockholders
c/o Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

4.	Written Materials. The following written material is attached hereto:

Press release, dated September 10, 2025.

* * *

Written material is submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting persons do not beneficially own more than $5 million of the class of subject securities of the Issuer and the notice is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote any proxy. The Concerned Vaxart Stockholders are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the Concerned Vaxart Stockholders.

PLEASE NOTE: The Concerned Vaxart Stockholders are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

 (Written material follows on next page)

Concerned Vaxart Stockholders Condemn Board’s Decision to Adjourn Reverse Stock Split Vote at Special Meeting

Question Board’s Repeated Delay Tactics and Demand Transparency on Voting Results, Nasdaq Compliance and Governance Changes

ATLANTA, September 10, 2025 – Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”), who collectively beneficially own more than 2.5 million shares of Vaxart, Inc. (OTC: VXRT) (“Vaxart” or the “Company”), today commented on what they consider to be misleading and potentially manipulative communications issued by the Company regarding its proposed reverse stock split at the special meeting of stockholders, originally scheduled to be held on September 5, 2025 (the “Special Meeting”).

In an August 29th press release, Vaxart stated that Nasdaq had granted a compliance extension to the Company contingent upon three conditions: (i) stockholder approval of a reverse stock split by September 5, 2025, (ii) completion of the reverse stock split by October 6, 2025 and (iii) regaining compliance with the $1.00 minimum bid price requirement by October 17, 2025.

While the Company convened the Special Meeting as scheduled, the Board of Directors (the “Board”) abruptly adjourned the Special Meeting until September 19, 2025, without releasing the voting results. This was despite a valid quorum having been achieved with proxies representing approximately 64.25% of the outstanding common stock entitled to vote. The Board’s action has raised significant concerns among stockholders, who believe the Company’s messaging has been designed to pressure votes in favor of the reverse stock split.

“This is the second time the Board has resorted to delay tactics in an effort to push through a reverse stock split widely opposed by stockholders,” said Mr. Houle, spokesperson for the Concerned Vaxart Stockholders. “For the first reverse stock split vote ultimately held on June 13, 2025, the Board twice adjourned the meeting (from May 21st and June 2nd) before finally accepting the results, with 59.1% of votes cast against the reverse stock split, demonstrating strong stockholder opposition. Now, not only has this second vote been delayed again, the Company failed to address that the first condition of the Nasdaq extension (stockholder approval of a reverse stock split by September 5, 2025) was not satisfied. Given the failure of this purported condition, stockholders deserve an explanation.”

Further, in a September 8th press release, the Company attempted to justify the adjournment by claiming it was intended to give stockholders more time to consider “recent changes in Board composition, additional governance changes that the Board is considering and may announce, as well as potential other disclosures from the Company.” Yet, the Board offered no specifics, leaving stockholders in the dark. The vague explanation only heightened concerns that the Board is deliberately withholding information while it maneuvers to push through a reverse stock split that stockholders have already rejected on multiple occasions. We believe it is inappropriate for the Company to tease potential further announcements seemingly in the hope of swaying additional support for the reverse stock split.

The Board’s pattern of decision-making and apparent disregard for the will of the Company’s stockholders raises serious concerns about the Board’s governance, transparency and respect for stockholder rights. “We deserve honesty, not manipulation,” Mr. Houle added. “The Board must stop playing games and start acting in the best interests of the Company and its investors.”

The Concerned Vaxart Stockholders demand immediate transparency from the Board regarding the voting results from the Special Meeting, Nasdaq’s true conditions for relisting given the Company’s failure of the first purported requirement and the additional governance changes to be implemented at the Company.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact Information
Daniel Houle
lloyd19791@gmail.com
(518) 222-3132